Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT GAMIDA CELL HAS APPOINTED A NEW CHAIRMAN OF THE BOARD

Tel Aviv, Israel, September 20, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today that Gamida Cell Ltd. (“Gamida”), in which the Company indirectly holds approximately 15% of its issued and paid up share capital (approx. 7% on a fully diluted basis), has appointed Mr. Robert Blum as Chairman of the Board of Directors.

Mr. Robert Blum, which currently also serves as the President and CEO of Cytokinetics, Inc. (Nasdaq: CYTC), has over 35 years of experience in the Bio-Pharma industry and served in a several of senior positions in this field. Mr. Blum holds a B.A in Human Biology and Economics from Stanford University and an MBA from Harvard.

The Company holds approximately 84% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 55% on a fully diluted basis) which, in turn, holds approximately 18% of the share capital in Gamida (approximately 13% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com